Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

The following is a list of all subsidiaries of First Equity Properties, Inc., the state or other jurisdiction of organization or incorporation and the name under which such subsidiaries do business (indention means direct parent relationship):

Name of Entity	Jurisdiction of Organization Incorporation
First Equity Properties, Inc.	Nevada

ART Westwood FL, Inc.	Nevada